Giovanni Caruso Partner 345 Park Avenue New York, NY 10154	Direct 212.407.4866 Main 212.407.4000 Fax 212.937.3943 gcaruso@loeb.com

September 29, 2023

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Industrial Applications and Services

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Benjamin Richie
Margaret Schwartz
Michael Fay
Al Pavot

Re:	A SPAC I Mini Acquisition Corp. Amendment No. 3 to Draft Registration Statement on Form F-4
Submitted on September 6, 2023
CIK No. 0001981662

Ladies and Gentlemen:

On behalf of our client, A SPAC I Mini Acquisition Corp., a British Virgin Islands company (the “Company”), we respond to the comments of the staff of the Division of Corporation Finance of the Commission (the “Staff”) with respect to the above-referenced Amendment No. 3 to Draft Registration Statement on Form F-4 submitted on September 6, 2023 (the “Draft Registration Statement”) contained in the Staff’s letter dated September 20, 2023 (the “Comment Letter”).

The Company has filed via EDGAR Amendment No. 4 to the Draft Registration Statement on Form F-4 (the “Amendment”), which reflects the Company’s responses to the comments received by the Staff and certain updated information. For ease of reference, each comment contained in the Comment Letter is printed below and is followed by the Company’s response. All page references in the responses set forth below refer to the page numbers in the Amendment.

Amendment No. 3 to Draft Registration Statement on Form F-4

Summary of the Proxy Statement/Prospectus

Summary Risk Factors, page 32

1.	Per comment 6 of the Division of Corporation Finance’s Sample Letter to China Based Companies issued by the Staff in December 2021, please revise to reinstate your disclosure on page 35 that the Chinese government may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of the securities you are registering. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit, not just limit, or completely hinder, not just hinder, your ability to offer or continue to offer securities to investors and also cause the value of such securities to significantly decline or be worthless. Additionally, please make conforming changes to the risk factor beginning on page 84.

COMPANY RESPONSE: In response to the Staff’s comment, the Company has revised the disclosure on pages 35-36, 86 and 88 of the Amendment.

Risk Factors

Risks Related to the Potential Impact of PRC Laws and Regulations on NewGenIvf’s

Subsidiaries’ Business, page 35

2.	We note, in response to our previous comment 1, your updated risks relating to the PRC’s laws and regulations. We also note your statement that “it is possible that all the legal and operational risks associated with being based in and having operations in mainland China may also apply to operations in Hong Kong in the future.” Please revise to remove this statement and clarify that certain legal and operational risks associated with mainland China also apply to operations based in Hong Kong.

COMPANY RESPONSE: In response to the Staff’s comment, the Company has revised the disclosure on pages 36 and 39 of the Amendment.

Proposal No. 2 — The Acquisition Merger Proposal

Interests of Certain Persons in the Business Combination, page 128

3.	We note your response to previous comment 7 and reissue in part. Please revise to further discuss the details of how each board member considered their obligations and conflicts of interest in negotiating and recommending the business combination. For example, consider disclosing how the board weighed the conflicts of interest against the perceived benefits of the transaction. We also note Seazen’s continued involvement throughout the negotiation and recommendation process. Please clarify the reasoning behind Seazen’s presence at certain negotiations and discussions and what value they provided to ASCA and NewGenIvf in these processes.

COMPANY RESPONSE: In response to the Staff’s comment, the Company has revised the disclosure on pages 31, 112, 127, 130 and 219 of the Amendment.

Unaudited Pro Forma Condensed Combined Financial Statements, page 196

4.	Please expand note (EE) on page 202 to disclose any securities that were not included in the computation of diluted EPS because to do so would have been antidilutive. Include any explanatory footnotes to these securities, as necessary.

COMPANY RESPONSE: In response to the Staff’s comment, the Company has revised the disclosure on page 204 of the Amendment.

5.	Please disclose your pro forma accounting for the Earnout Shares. Provide us any additional analysis of your accounting, as necessary.

COMPANY RESPONSE: In response to the Staff’s comment, the Company has revised the disclosure on page 204 of the Amendment.

Financial Statements of NewGenIvf Limited

Consolidated Balance Sheets, page F-44

6.	We have reviewed your revised disclosure in response to prior comment 10, which only addressed part of the prior comment. As previously set forth, we note that $0.7 million of the amount owed by Mr. Siu and his spouse can be offset by dividends that have already been approved by NewGenIvf’s Board -- which they presumably control as principal shareholders. Consequently, it appears that the $.7 million should be accounted for as a capital distribution and deducted from equity instead of as an asset. Please revise your presentation of this amount (i.e., in your consolidated balance sheets, consolidated statements of changes in shareholders’ equity, disclosures, pro forma financial statements, etc.), accordingly. Refer to SAB Topic 4:G, by analogy.

COMPANY RESPONSE: In response to the Staff’s comment, the Company has revised the disclosure on pages 191 and 235 of the Amendment.

Consolidated Statements of Operations and Comprehensive Income, page F-45

7.	We have reviewed your response to prior comment 12 and note, in part, that Mr. Siu Wing Fung, Alfred and Ms. Fong Hei Yue, Tina, your CEO and CMO, have not received any taxable salary. As set forth in SAB Topics 1:B and 5.T., we believe financial statements should reflect the costs of doing business. We believe the substance of these principal shareholders not receiving compensation for their time and effort as CEO and CMO is making a capital contribution to NewGenIvf Limited and receiving the contribution as compensation. As noted on page F-67, “Mr. Siu Wing Fung, Alfred and Ms. Fong Hei Yue, Tina, who are the directors and controlling shareholders of the Company, devoted their time and effort to operate the Company and its subsidiaries.” Please revise NewGenIvf’s financial statements to reflect the estimated value of the services provided by these executive officers for the relevant periods presented, recorded as an operating expense and additional paid-in capital. Explain to us your method for estimating fair value including your consideration of the compensation paid by similar companies for equivalent executive services. For example, the executive compensation paid by the 3 comparable companies you identified on page 116 would appear relevant to this analysis.

COMPANY RESPONSE: In response to the Staff’s comment, NewGenIvf has assessed the estimated value of Mr. Siu Wing Fung, Alfred’s and Ms. Fong Hei Yue, Tina’s renumeration and the financial statements have been restated accordingly. To benchmark executive compensation, data from public filings of peer group companies in the IVF sector were used. The selection of comparable companies was based on the overall industry sector’s comparability, considering factors such as required capital investment and perceived risks and uncertainties. The chosen comparable companies are publicly listed entities primarily engaged in IVF, listed on the Hong Kong, U.S., or Australia exchange markets. The directors’ remuneration for NewGenIvf was subsequently collected for assessment purposes. The benchmarking analysis revealed that the remuneration for the CEO and CMO of NewGenIvf falls within the range of their peers and tends to be closer to the lower end. This can be attributed to NewGenIvf’s presently smaller scale.

Please do not hesitate to contact Giovanni Caruso of Loeb & Loeb LLP at (212) 407-4866 with any questions or comments regarding this letter.

Sincerely,

/s/ Giovanni Caruso
Giovanni Caruso
Partner

cc: Claudius Tsang

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